UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE13D
Under the Securities Exchange Act of 1934
(Amendment No. --- *

      C
rex
(Name
of
Issuer)

Common

(Title of Class of Securities)

22530"200

(CUSIP Number)

Will Logan   13100 MAGISTERIAL DRIVE
SUITE 100

LOUISVILLE, KENTUCKY 40223 Tel: (502)
791-8797

(Name, Address and Telephone Number of
Person Authorized to Receive Notices and
Communications)

04/12/2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however , see the Notes).





l .	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Kevin Sheldon

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)	D
(b)	?
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
personal saving s

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	D

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7.	SOLE VOTING POWER

NUMBER OF		890195
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
 REPORTING		890195
PERSON WITH	10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

890195

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)	D
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14.	TYPE OF REPORTING PERSON (see instructions)
individual





Item 1. Security and Issuer.


Item 2. Identity and Background.


Item 3. Source or Amount of Funds or Other Consideration.


Item 4. Purpose of Transaction.


Item 5. Interest in Securities of the Issuer.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


Item 7.  Material to Be Filed as Exhibits.





SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

 	Kevin Sheldon
Insert Name

 	individual
Insert Title

 	04/12/2022
Insert Date